August 31, 2018

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
1933 Act File No. 333-221045, Post-Effective Amendment No. 3 and
1940 Act File No. 811-23305, Amendment No. 5 (collectively, the “Amendment”)

Dear Ms. White:

This letter responds to your comments that we discussed on August 3, 2018, relating to the Amendment to the Registrant’s registration statement, filed on June 18, 2018, for the principal purpose of registering two new series, American Century Growth ETF and American Century Value ETF (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate each of your comments prior to our responses.

1.
Comment: Please confirm your understanding that the Amendment cannot go effective automatically and that the Registrant will make 485BXT filings to delay effectiveness until such time as the Commission issues an order relating to the Registrant’s application for exemptive relief.

Response: The Registrant acknowledges the Staff’s comment and confirms that it will make 485BXT filings to delay effectiveness of the Amendment until the necessary exemptive relief has been granted.

American Century Growth ETF Prospectus

2.	Comment: Will the Fund focus on companies of any particular market cap? Add a corresponding risk factor, if appropriate.

Response: The Fund invests primarily in large-cap companies. The Principal Investment Strategies disclosure will be revised accordingly.

3.	Comment: Will the portfolio managers invest in equity securities only? Please clarify.

Response: Other than cash and cash-equivalents, the Fund invests in equity securities only. The Principal Investment Strategies and Principal Risks sections include multiple references to the Fund’s investments in “stocks.” The Style Risk also compares the Fund to “other equity funds.”

4.
Comment: Under the heading What are the principal risks of investing in the fund?, the disclosure states that the “portfolio managers track financial information for individual companies to identify and evaluate trends in earnings, revenues and other business fundamentals.” Please specify what “other business fundamentals” refers to.

Response: The disclosure will be revised as requested.

5.	Comment: Will the Fund focus on companies in a particular industry? If not, why is “investor sentiment toward particular industries” mentioned as a principal risk on page 4 of the prospectus?

Response: The Fund does not intend to focus its investments in any particular industry. Rather, the disclosure noted above is part of an “equity securities” risk factor, which explains that a security’s value may decline due to changes in general market conditions affecting the market as a whole, as well as industry-specific or company-specific factors. The disclosure noted above is simply one example of an industry-specific factor that could affect the value of a security held by the Fund.

American Century Value ETF Prospectus

6.	Comment: Under the heading Principal Investment Strategies, please describe the process by which the portfolio managers determine that a company’s stock price may not reflect the company’s value.

Response: The disclosure will be revised as requested.

7.
Comment: Should a small- and mid-cap company risk factor be added under Principal Risks? The disclosure on page 4 states that the Fund is a “multi-capitalization value fund;” please add this disclosure to the Principal Investment Strategies section as well.

Response: The strategy disclosure will be revised to clarify that the Fund invests primarily in large-cap companies. Accordingly, investing in small- or mid-cap companies is not a principal risk of the Fund.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Vice President